EBOD HAS REGAINED COMPLIANCE WITH NASDAQ MINIMUM BID PRICE LISTING REQUIREMENT

HONG KONG – November 13, 2012 – Renewable Energy Trade Board Corporation, formerly known as China Technology Development Group Corporation (Nasdaq: EBOD; “we” or “the Company”), a fast growing clean energy group in China based in Hong Kong, today announced receipt of a letter from The NASDAQ Stock Market notifying the Company that it has regained compliance with NASDAQ’s minimum bid price continued listing requirement, as a result of the closing bid price of its common stock having been at or above the minimum requirement of $1.00 per share for the last 10 consecutive trading days, from October 25, 2012 to November 9, 2012.

About EBOD:

EBOD is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.

EBOD’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com

Forward-Looking Statement Disclosure:

It should be noted that certain statements herein which are not historical facts and statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2011 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:

Serena Wu, Assistant to President
China Technology Development Group Corporation
Tel: +852 3112 8461
Email: ir@chinactdc.com
Web: www.chinactdc.com